Exhibit 97
GENERAL MOTORS COMPANY
POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION
Amended and Restated: August 14, 2023

The Board of Directors (“Board”) of General Motors Company (“Company”) has adopted this Policy on Recoupment of Incentive Compensation (“Policy”) in furtherance of its belief that it is in the best interests of the Company and its stakeholders to create and maintain a culture that emphasizes integrity and accountability and reinforces the Company's pay-for-performance compensation philosophy. This Policy has been adopted pursuant to the listing rules of the New York Stock Exchange (“NYSE”), which listing rules generally require the Company to recover certain compensation in the event of (i) an accounting restatement resulting from material noncompliance with any financial reporting requirements under the securities laws. It also applies to other detrimental conduct that has caused or is likely to cause material financial, operational or reputational harm to the Company.
1.Persons Subject to this Policy. This Policy is applicable to all executive officers, as defined in Rule 10D-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Company at any time during the applicable Clawback Period and such other Company employees under the purview of the Executive Compensation Committee of the Board (the “Committee”), referred to as “ECC-Covered Executives.” This Policy will also apply to such other employees, or classes of employees, of the Company as may be determined from time to time by the Committee. Each person to whom this Policy applies is referred to herein as a “Covered Person.” Each Covered Person shall be required to sign an Acknowledgement pursuant to which such Covered Person will agree to be bound by the terms and comply with this Policy.
2.Administration. Except as the Board may otherwise determine, the Committee shall administer this Policy. Any determinations made by the Board or the Committee shall be final and binding on all persons. The Committee may delegate ministerial administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law.
3.Effective Date. This Policy is effective as of October 2, 2023 (the “Effective Date”) and supersedes and replaces in its entirety the Company’s clawback policy adopted and approved by the Board on December 7, 2020. This Policy shall apply to Incentive-Based Compensation received by any current and former Covered Persons on or after the Effective Date.
4.Definitions.
(a)“Accounting Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that (a) correct an error in previously issued financial statements that is material to the previously issued financial statements or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period only. Restatements that do not meet the definition of an Accounting Restatement are not subject to Section 5 of this Policy.
(b)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(c)“Excess Awarded Compensation” means the excess of (x) the amount of Incentive-Based Compensation received based on the achievement of a Financial Reporting Measure that was subsequently revised due to an Accounting Restatement, over (y) the amount of Incentive-Based Compensation that would have been received based on the restated Financial Reporting Measure, as determined on a pre-tax basis. To determine the amount of Incentive-Based Compensation that would have been received based on the restated Financial Reporting Measure, the following shall be applied and considered:
i.for cash awards, Excess Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was received and the amount that should have been received applying the restated Financial Reporting Measure;
ii.for cash awards paid from bonus pools, Excess Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure;
iii.for equity awards still held at the time of recovery or recoupment, Excess Awarded Compensation is the number of the securities received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value of such excess number);
iv.for shares already issued upon exercise or settlement of equity awards where the underlying shares remain unsold, Excess Awarded Compensation is the number of shares underlying the excess equity awards (or the value of such excess awards); and
v.for Incentive-Based Compensation based on total stockholder return or stock price, where the amount of Excess Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, Excess Awarded Compensation is the Committee’s reasonable estimate of the effect of the Accounting Restatement on the total stockholder return or stock price on which the Incentive-Based Compensation was received, with documentation of the determination of such reasonable estimate provided to the NYSE.
(d)“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such financial statements, including both United States generally accepted accounting principles (“GAAP”) and non-GAAP financial measures, as well as stock price and total stockholder return.
(e)“Impracticable” means (i) the direct costs paid to third parties to assist in enforcing recovery would exceed the Excess Awarded Compensation; provided the Company has (A) made reasonable attempts to recover the Excess Awarded Compensation, (B) documented such attempts and (C) provided such documentation to the NYSE; and (ii) the recovery would violate the Company’s home country laws, as in effect prior to November 28, 2022, pursuant to an opinion of home country counsel: or (iii) the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
(f)“Incentive-Based Compensation” means any cash or non-cash incentive compensation awards that are granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measures and received by a Covered Person and, with respect to Sections 5 and 6 only, received during the applicable Clawback Period, and, for purposes of this Policy:
i.such compensation shall be deemed to have been received when the Financial Reporting Measure is attained or satisfied, without regard to (a) whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of the Clawback Period or (b) ministerial acts or other conditions necessary to effect issuance or payment, such as calculating the amount earned or obtaining Committee approval of payment;
ii.an award granted based wholly or partly on the satisfaction of a Financial Reporting Measure performance goal would be deemed wholly or partly received in the fiscal period when the measure was satisfied, even if the award is contingent upon the occurrence of other events or satisfaction of additional conditions, such as continued service with the Company;
iii.an equity award that vests wholly or partly upon satisfaction of a Financial Reporting Measure performance condition would be deemed to have been wholly or partly received in the fiscal period when it vests;
iv.a non-equity incentive plan award would be deemed received in the fiscal year that the Covered Person earns the award based on satisfaction of the relevant Financial Reporting Measure performance goal, and not on the subsequent date on which the award is paid;
v.a cash award earned upon satisfaction of a Financial Reporting Measure performance goal would be deemed to have been received in the fiscal period when that measure is satisfied; and

vi.no award granted, earned or vested without regard to the satisfaction of a Financial Reporting Measure performance goal, such as awards that vest solely based on continued employment with the Company (“Non Performance Based Awards”), shall be treated as Incentive-Based Compensation for purposes of applying Section 5 of this Policy, provided, however, that Non Performance Based Awards shall be considered Incentive-Based Compensation for purposes of applying Sections 6, 7 and 8 of this Policy.
(g)“Misconduct” means (i) intentional and reckless conduct; (ii) intentional or reckless violation of any Company written policy applicable to the Covered Person (including, but not limited to, the Code of Conduct) or any applicable legal or regulatory requirements in the course of the Covered Person’s employment by the Company; or (iii) fraud in the course of the Covered Person’s employment by the Company. For this purpose, “intentional and reckless conduct” means any highly unreasonable act or omission, involving not merely simple, or even inexcusable negligence, but an extreme departure from the standards of ordinary care, and that either is known to the Covered Person or is so obvious that a reasonable person in the Covered Person’s position would have been aware of it. It does not mean negligent conduct or grossly negligent conduct. Further, “Misconduct” shall not include conduct in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Company.
(h) “Reputational Damage” means, as the Committee shall determine, in its sole discretion, an event or series of events resulting in (i) a demonstrable and broadly reported negative affect on the Company’s good name, public image, or standing with its stakeholders (including, but not limited to its investors, customers, employees, partners, regulators, or the public) caused by the Company’s or an employee’s behavior or performance and (ii) a decline in the Company’s common stock price of 20% or more for at least 30 consecutive trading days, which decline is attributed to such event(s). In making a determination whether such an event or series of events has occurred or exists, the Committee may rely upon, among other things, management, media reports, customer sentiment, analyst reports, stakeholder feedback, and outside advisors.
(i)“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the issuer is required to prepare an Accounting Restatement, or (ii) the date of court, regulator or other legally authorized body directs the issuer to prepare an Accounting Restatement.
5.Recovery of Excess Awarded Compensation Following an Accounting Restatement. Without regard to a current or former Covered Person’s Misconduct under Sections 6 or 7 below, in the event the Company is required to prepare an Accounting Restatement, the Committee shall recover promptly from any current or former Covered Person (without regard to any taxes paid thereon by the Covered Person) the portion of any Incentive-Based Compensation that is Excess Awarded Compensation received by such Covered Person, unless Impracticable, regardless of whether the Covered Person’s acts or omissions contributed to the circumstances requiring the Accounting Restatement.
6.Recovery of Additional Amounts Upon an Accounting Restatement. In addition to (and without limiting) the provisions of Section 5 above, in the event that the Committee, in its sole discretion, determines that a current or former Covered Person’s acts or omissions that contributed to the circumstances requiring an Accounting Restatement involved Misconduct, then in each such case, the Company will (as determined by the Board in its sole discretion and as appropriate based on the conduct involved) use reasonable efforts to recover from such Covered Person up to 100% of the Incentive-Based Compensation (without regard to any taxes paid thereon by the Covered Person), and not just the Excess Awarded Compensation.
7.Recovery Relating to Misconduct That Causes Specified Financial or Reputational Damage. In the event that the Committee, in its sole discretion, determines that (i) a current or former Covered Person engaged in Misconduct, and (ii) such Misconduct results in Reputational Damage, or, in the sole discretion of the Committee, in a material adverse effect on the financial or business reputation of the Company (regardless of whether the Company was required to prepare an Accounting Restatement on account of such Misconduct), then in each such case, the Company will (as determined by the Committee in its sole discretion and as appropriate based on the conduct involved) use reasonable efforts to recover from such Covered Person up to 100% of such Covered Person’s Incentive-Based Compensation (without regard to any taxes paid thereon by the Covered Person) from the Company during the three-year period preceding the date of discovery of the Misconduct.
8.Inaccurate Performance Calculation. Without regard to a current or former Covered Person’s Misconduct under Sections 6 or 7 above, and without regard to an Accounting Restatement under Section 5, if the Committee determines, in its sole discretion, that Incentive-Based Compensation was based on performance that was calculated by the Company in an inaccurate manner, the Committee shall determine, in its sole discretion, the amount, if any, to seek to recover from any current or former Covered Person (without regard to any taxes paid thereon by the Covered Person) who received Incentive-Based Compensation from the Company, based on the inaccurate performance calculation, during the three completed fiscal years immediately preceding the date of the discovery of the inaccurate performance calculation. Any amount sought to be recovered shall in no event be greater than the difference between the amount that was received and the amount that would have been received based on the accurate performance calculation. If the Committee cannot determine the amount of excess Incentive-

Based Compensation received by the Covered Person directly from the accurate performance calculation, then it will make its determination based on a reasonable estimate of the effect of the accurate performance calculation.
9.Method of Recoupment and/or Forfeiture. The Committee shall determine, in its sole discretion, the appropriate method for recouping or cancelling, as the case may be, Excess Awarded Compensation or Incentive-Based Compensation hereunder based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery, which, to the extent permitted by applicable law, may include, without limitation, any one or more of the following:
(a)requiring reimbursement of cash Incentive-Based Compensation previously paid;
(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
(d)adjusting or withholding from unpaid compensation or other set-off;
(e)cancelling or setting-off against planned future grants of equity-based awards; and/or
(f)any other method permitted by applicable law or contract.
To the extent that a current or former Covered Person fails to repay Excess Awarded Compensation or Incentive-Based Compensation to the Company required pursuant to this Policy, the Company shall take all actions reasonable and appropriate to recover such Excess Awarded Compensation or Incentive-Based Compensation from the applicable Covered Person. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Excess Awarded Compensation or Incentive-Based Compensation in accordance with the immediately preceding sentence. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 5 above if Impracticable.
10.Interpretation of Policy. The Committee has the sole power and authority to interpret, construe, and administer this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. To the extent applicable, this Policy will be interpreted in a manner that is consistent with any applicable rules or regulations adopted by the U.S. Securities and Exchange Commission or NYSE pursuant to Section 10D of the Exchange Act (the “Applicable Rules”), Rule 10D-1 promulgated thereunder and any other applicable law and will otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Committee, and to the extent this Policy is inconsistent with such requirements, rules or other guidance, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith. To the extent the Applicable Rules require recovery of incentive-based compensation in additional circumstances besides those specified above, nothing in this Policy will be deemed to limit or restrict the right or obligation of the Company to recover incentive-based compensation to the fullest extent required by the Applicable Rules. Moreover, nothing in this Policy shall be deemed to limit the Company’s right to terminate employment of any Covered Person, to seek recovery of other compensation paid to a Covered Person, or to pursue other rights or remedies available to the Company under applicable law.

11.Not Exclusive. Any recoupment, forfeiture, or cancellation under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, incentive or equity compensation plan or award or other agreement and any other legal rights or remedies that may be available to the Company or any affiliate of the Company.
12.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirement of the federal securities laws, including the disclosure required by the applicable U.S. Securities and Exchange Commission filings.
13.No Indemnification. The Company shall not indemnify or insure or agree to indemnify or insure any Covered Person against the loss of erroneously awarded compensation subject to this Policy, nor shall the Company pay or agree to purchase or reimburse any insurance premium to cover the loss of erroneously awarded compensation or any claims relating to the Company’s enforcement of this Policy. None of the Company, any affiliate of the Company or any member of the Board shall have any liability to a Covered Person with respect to any actions taken under this Policy.
14.Amendment; Termination. The Board may amend, modify, suspend or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary, appropriate or advisable to implement this Policy or to comply with applicable laws and regulations. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association. Incentive-Based Compensation shall not be deemed earned, solely for purposes of state wage laws, until the last date on which such Incentive-Based Compensation is not subject to potential recoupment pursuant to this Policy.
15.Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
16.Severability. The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.